Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Nasdaq GEMX, LLC - Formerly known as ISE Gemini, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad Street New York, NY 10004

   SEC
   Mail Processing
   Section

3. Provide the applicant's mailing address (if different):
   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

   MAR 17 2017

   Washington DC
   412

4. Provide the applicant's business telephone and facsimile number:
   Phone: 301-978-8400 / Fax: 301-978-8472

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Angela Dunn   Principal Associate General Counsel   215-496-5692

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Edward S. Knight

   805 King Farm Blvd.

   Rockville, MD 20850

   Securities and Exchange

7. Provide the date applicant's fiscal year ends: December 31

   MAR 17 2017

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify):

   RECEIVED

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 5/30/2012   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/15/17

By: _____ (Signature)   COLLEEN MARIE STEELE   NOTARY PUBLIC STATE OF MARYLAND   County of Montgomery   My Commission Expires January 29, 2020

Subscribed and sworn before me this _____ day of March, 2017 by _____

JOAN C. CONLEY (Name of Applicant)   SVP - CORPORATE SECRETARY (Printed Name and Title)

(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4

Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

March 15, 2017

<u>Via Overnight Mail</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, ISE Gemini, LLC is submitting this amendment to Form 1 in connection with a name change. ISE Gemini, LLC is amending its name to Nasdaq GEMX, LLC as of April 3, 2017. If you have any questions, please call me at 1-301-978-8497 or Angela Dunn at 1-215-496-5692.

Sincerely,

Joan C. Conley
Senior Vice President & Corporate Secretary

Cc: Elizabeth Badawy

Securities and Exchange

MAR 17 2017

RECEIVED